UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

DUNDEE BANCORP INC.

(Translation of registrant's name into English)

40 King Street West, Scotia Plaza, Suite 5500, Toronto, Ontario, Canada M5H 4A9

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F  ☒

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

Index to Exhibits
News Release dated February 24, 2004

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNDEE BANCORP INC.

(Registrant)

Date: February 24, 2004	By: /s/ Lori E. Beak
Lori E. Beak
Secretary

OWNERSHIP IN DUNDEE PRECIOUS METALS INC.

FOR IMMEDIATE RELEASE

Toronto, February 24, 2004 - Dundee Bancorp Inc. (DBC.A - TSX) ("Dundee Bancorp") announces that it has agreed to acquire from Dundee Wealth Management Inc. ("Dundee Wealth") 925,000 shares of Dundee Precious Metals Inc. ("Dundee Precious") to be issued from treasury and an option to purchase an additional 500,000 Dundee Precious shares at $36.57 per share, for cash consideration of $27.8 million.  This will permit Dundee Wealth to monetize the proceeds it will receive in respect of a proposed termination of an investment management agreement that its subsidiary has with Dundee Precious.  The contract expires in 2009 and is being terminated because Dundee Precious is in the process of transforming its business from a closed end investment company into an operating gold mining company.  The Dundee Precious transformation and hence the contract termination is subject to various approvals, including a minority shareholder vote at the Special Meeting of Shareholders of Dundee Precious which will be held in April, 2004.  The acquisition by Dundee Bancorp of the securities is therefore also subject to the contract termination. (Please refer to Dundee Precious and Dundee Wealth Press Releases dated February 24, 2004.)  The option issued by Dundee Precious for the purchase of 500,000 shares will be exercisable for a period of 48 hours following Dundee Precious' shareholders' approval of the corporate transformation.

Dundee Bancorp and its affiliates currently hold 848,311 shares of Dundee Precious, representing an approximate 9% interest.  Assuming the completion of the transaction contemplated above but prior to the exercise of the option, Dundee Bancorp and its affiliates will hold shares of Dundee Precious which would represent an approximate 17% interest.  Assuming the exercise of the option, this interest would increase to approximately 21%.  The securities of Dundee Precious held by Dundee Bancorp are held for investment purposes.  These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

Dundee Bancorp Inc. is a holding company dedicated to wealth management, financial services and real estate.  Its domestic financial service activities are carried out through its 67% owned subsidiary, Dundee Wealth Management Inc.  Dundee Bancorp also provides financial services internationally through its offices in Bermuda and the Cayman Islands.  Together, these operations provide a broad range of financial products to individuals, institutions and corporations.  Dundee Bancorp's real estate activities are conducted through its 85% owned subsidiary, Dundee Realty Corporation, which operates a land and housing business in Canada and the US.  Real estate activities also include a 31% interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of 13.1 million square feet of high-quality, office, industrial and retail properties across Canada. Dundee Bancorp also holds and manages its own portfolio of investments, both directly and indirectly through wholly-owned subsidiaries.

For further information contact:

DUNDEE BANCORP INC.

Ned Goodman	Joanne Ferstman
President and Chief Executive Officer	Executive Vice President & Chief Financial Officer
(416) 365-5665	(416) 365-5010
ngoodman@dundeebancorp.com	jferstman@dundeebancorp.com